February 14, 2008
Via EDGAR System
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	2007 Annual Report on Form N-CSR of Prudent Bear Funds, Inc.
(Filed on December 7, 2007)
Dear Ms. DiAngelo:
     On behalf of our client, Prudent Bear Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-09120), which is comprised of two portfolios, the Prudent Bear Fund and the Prudent Global Income Fund (the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced annual report of the Funds (the “Report”). The Staff provided its oral comments on January 10, 2008. The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).
General
     1. Instruction 8 to Rule 12-12 of Regulation S-X requires disclosure in a footnote of the following amounts based on cost for federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for federal income tax purposes. This information should be updated in each future Form N-Q filing.
Response: The Funds respectfully disagree with the Staff’s suggestion that each Fund calculate tax adjustments on a quarterly basis. There is no guidance related to Regulation S-X that suggests a requirement to calculate these tax adjustments on a quarterly basis. Furthermore, the nature of these calculations is such that making these adjustments would not necessarily result in a more accurate statement of the Funds’ overall tax cost position. Finally, the Funds suggest that these calculations are onerous and that the cost of making these calculations exceeds the benefit, especially in consideration of the nature of the adjustments as suggested above. The Funds

Ms. DiAngelo
U.S. Securities and Exchange Commission
February 14, 2008

submit that the current calculation methodology accurately states, in all material respects, the tax cost, unrealized appreciation and unrealized depreciation for each Fund.
     2. In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Funds acknowledging that:
•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The Funds have enclosed such statement with this letter.
Annual Report
     3. In the performance discussion on pages 2 and 3, the one year return for the NASDAQ Composite Index for the period ended September 30, 2007 is identified as 19.62%. Then on page 6 the one year return for the NASDAQ Composite Index for the period ended September 30, 2007 is identified as 20.52%. Which is correct?
Response: Both returns are correct. The return on pages 2 and 3 does not include the reinvestment of dividends, which is noted on pages 2 and 3, while the return on page 6 does include the reinvestment of dividends, which is noted on page 6.
     4. In the narrative discussion on page 20 related to the expense example table, the Funds state that they charge no sales load or transaction fee. We note that the Funds impose a 1.0% redemption fee on redemptions that occur within 30 days of the share purchase. It is the position of the Staff that a redemption fee constitutes a transaction fee. In future filings, please revise this language to indicate that the Funds impose a redemption fee.
Response: In future filings, the Funds will revise the referenced disclosure to indicate that the Funds impose a redemption fee. The Funds will make the following disclosure: “Although the Funds charge no sales load, redemption fees (other than a 1.00% redemption fee for shares held less than 30 calendar days after purchase), or other transaction fees, you will be assessed fees for outgoing wire transfers, returned

Ms. DiAngelo
U.S. Securities and Exchange Commission
February 14, 2008

checks and stop payment orders at prevailing rates charged by U.S. Bancorp Fund Services, LLC, the Funds’ transfer agent.
     5. With respect to the bar charts reflecting the allocation of the Funds’ portfolio assets on page 23, the Funds need to disclose the basis of the presentation (namely, are the percentages based on net assets or on total assets). Please comply with this in future filings.
Response: In future filings, the Funds will disclose whether the percentages in the bar charts reflecting the allocation of the Funds’ portfolio assets are based on net assets or on total assets.
     6. In the Schedule of Investments, the Funds should reflect that the rights and warrants held by the Funds are non-income producing. Please comply with this in future filings.
Response: In future filings, the Funds will note that the rights and warrants held by the Funds are non-income producing.
     7. In future filings, the Funds need to include a statement that a description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities is available (a) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (b) on the Funds’ website, if applicable; and (c) on the Commission’s website at http://www.sec.gov.
Response: In future filings, the Funds will include a statement that a description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities is available (a) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (b) on the Funds’ website, if applicable; and (c) on the Commission’s website at http://www.sec.gov.
     8. In future filings, please disclose the percentage of the audit-related fees, tax fees and all other fees that were approved pursuant to the procedures contained in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Response: The answer is “none” as indirectly stated in the response: “The audit committee has adopted pre-approved policies and procedures that require the audit committee to pre-approve all audit and non-audit services of the registrant, including services provided to any entity affiliated with the registrant.” In future filings, the Funds will ensure that they directly disclose the percentage of the audit-related fees, tax fees and all other fees that were approved pursuant to the procedures contained in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X.
* * *

Ms. DiAngelo
U.S. Securities and Exchange Commission
February 14, 2008

     As requested by the Staff, the Funds have enclosed a “Tandy” statement with this letter. If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,
/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc:	David W. Tice (w/ enclosures)
Gregg Jahnke (w/ enclosures)
Prudent Bear Funds, Inc.

Richard L. Teigen (w/ enclosures)
Foley & Lardner LLP

February 14, 2008
Via EDGAR System
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	2007 Annual Report on Form N-CSR of Prudent Bear Funds, Inc.
(Filed on December 7, 2007)
Ladies and Gentlemen:
          Prudent Bear Funds, Inc. (Investment Company Act File No. 811-09120), which is comprised of three portfolios, the Prudent Bear Fund, the Prudent Bear Large Cap Fund and the Prudent Global Income Fund (the “Funds”), in response to the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced annual report of the Funds (the “Report”), hereby acknowledge that:
     1. the Funds are responsible for the adequacy and accuracy of the disclosure in the Report;
     2. Staff comments or changes to disclosure in response to Staff comments in the Report do not foreclose the Securities and Exchange Commission from taking any action with respect to the Report; and
     3. the Funds may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours PRUDENT BEAR FUNDS, INC.
By:	/s/ David W. Tice
David W. Tice, President